

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 23, 2013

Via E-mail
Barbara A. Cutillo
Chief Administrative Officer
Stonegate Mortgage Corporation
9190 Priority Way West Drive, Suite 300
Indianapolis, Indiana 46240

Re: **Stonegate Mortgage Corporation**
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted August 9, 2013
CIK No. 0001454389

Dear Ms. Cutillo:

We have reviewed your amended draft registration statement and response letter dated August 9, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

We have purchased certain refinancing loans…, page 38

1. Revise this risk factor to clarify the original principal amount of the loans purchased that lacked satisfaction and release of prior mortgage loans.

Quantitative and Qualitative Disclosures about Market Risk, page 89

2. On page 90 you provide disclosure regarding your potential exposure to increases or decreases in market rates. We note that your sensitivity analysis assumes a parallel 25bps shift in interest rates. Please provide us with your analysis supporting a relatively narrow rate shift. We note that since the end of the first quarter of 2013, rates have increased more than 100bps, so please also address these changes in your next submission as well as providing your analysis with your next response.

3. In your disclosure in this section, you highlight the impact of changes in interest rates on your MSR and mortgage pipeline. However, the largest groups of assets on your balance sheet are mortgage loans held for sale. In your disclosure on page 35 you indicate that ARM loans represent a very small percentage of your overall mortgage portfolio. You also state that your warehouse and credit lines carry adjustable rates. Please provide us with your analysis explaining why your fixed rate assets and your main adjustable rate funding sources do not create more market risk from interest rates and revise your filing accordingly. Please refer to Item 305 of Regulation S-K.

Notes to Financial Statements

Note N. Income Taxes, page F-24

4. We note your response to prior comment 29 in our letter dated July 25, 2013. Please provide us with sufficient detailed information which management relied upon in determining that no valuation allowance was required under ASC 740-10-30, for either the federal or state net operating loss carryforwards at December 31, 2011 and 2012 as well as the interim reporting periods of fiscal 2013.

Note T. Earnings Per Share, page F-33

5. We note your response to prior comment 21 in our letter dated July 25, 2013. We note that the diluted per share amounts presented do not appear correct based on the information provided for both the fiscal and interim periods presented. Please revise accordingly.

Notes to Financial Statements as of and for the Three Months Ended March 31, 2013

Note J. Income Taxes, page F-44

6. Please revise to separately disclose the federal and state net operating loss carryforwards separately for the interim periods presented.

Note 0. Earn-out Liability, page F-50

7. Please revise to disclose the amount of mortgage loans funded through Natty Mac through the six month period ended June 30, 2013. In addition, please address whether the expected earn-out period has changed since the acquisition date and whether this has impacted the determined fair value.

8. In addition, please tell us whether there have been any changes in the initial assumptions considered in determining the fair value of the intangible assets recorded in light of the funding levels of mortgage loans through NattyMac from the date of acquisition and during fiscal 2013.

General

     If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

     Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

     You may contact Marc Thomas at (202) 551-3452 or John Nolan at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at (202) 551-3454 or me at (202) 551-3419 with any other questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel

cc.   Via E-mail
       Robert Downes
       Sullivan & Cromwell LLP